FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Stream Communications Network & Media Inc.

1400 – 400 Burrard Street

Vancouver, BC, V6C 3G2

Item 2

Date of Material Change

January 10, 2006

Item 3

News Release

January 10, 2006 news release, posted on SEDAR, disemmination by Stockwatch,  Market News Publishing

Item 4

Summary of Material Change

Restructure of debt

Item 5

Full Description of Material Change

See attached news release dated January 10, 2006

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7

Omitted Information

N/A.

Item 8

Executive Officer

Casey Forward, CFO

(604) 669-2826

Item 9

Date of Report

January 16, 2006

January 10, 2006

                            Symbol: OTCBB– SCNWF

FOR IMMEDIATE RELEASE

Stream Restructures Outstanding Debt

Stream Communications Network and Media Inc. (“Company” or “Stream”) is pleased to announce that its long term debt outstanding to a related party (a former director of the Company) was sold by that party in an arms length transaction to a third party (“the Lender”) and restructured into a long term facility.

The current loan balance of $3.69 million USD was restructured into a long term repayment schedule at 5% per annum with interest only payments starting December 2006 for one year and interest and principal starting December 2007 over a 3 year amortization schedule.  The loan is secured on the Company’s shares in its Polish subsidiary and the Lender covenants and agrees that for any loan from a commercial bank or any other debt financings arranged up to the sum of $14 million USD, the Lender will subordinate his loan to allow this funding to take place.

“This debt restructuring was an important step for Stream’s financial status and allows the Company to pursue further debt financing arrangements”, said Iwona Kozak, President of Stream.

About Stream

Stream is a broadband cable company and offers Cable TV, high-speed Internet and VoIP services in Poland.  Stream is the 7th largest Cable TV operator in Poland, focusing on the densely populated markets of Southern Poland.

Mike Young, Investor Relations

tel: 604-669-2826 toll free: 1-800-704-9649

e-mail: mike.young@streamcn.com

Safe harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.